SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of March, 2003

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Exhibit No                      Description

Exhibit  No. 1          Final Results released on 28 February 2003
Exhibit  No. 2          Director Shareholding released on 3 March 2003

Exhibit No. 1

PRELIMINARY ANNOUNCEMENT OF THE RESULTS FOR THE YEAR ENDED 31 DECEMBER 2002


  - Earnings per share before exceptionals up 21% to 19.9p

  - Profit before tax and exceptionals of GBP200.3m (2001 - GBP188.1m); GBP198.0m after exceptionals (2001 - GBP160.5m)

  - Gaming* turnover up 8% to GBP472.1m and operating profit up 13% to GBP109.8m

  - Hard Rock operating profit of GBP27.6m (2001 - GBP38.0m), reflecting difficult trading conditions

  - Deluxe operating profit before exceptionals up 20% to GBP89.0m; Ritek acquisition integrated successfully

  - Final dividend up 5% to 8.8p (2001 - 8.4p) making a total for the year of 13.2p (2001 - 12.6p)

  - Net debt of GBP399.1m (2001 - GBP248.1m); fixed charge cover up to 5.0 times

  - Acquisition of Blue Square provides the Group with the full suite of gaming and betting products ahead of deregulation


* excluding Rank Interactive Gaming



Commenting on the results, Mike Smith, Chief Executive, said:

"2002 was another good year for Rank. Our all round strength and spread of activities enabled us to improve the Group's financial results and meet our overall targets. The Gaming result was again strong and the Deluxe result exceptionally good. As expected, due to lower volumes of tourist traffic, poor trading conditions continued at Hard Rock.

We continue to position all of our businesses for future growth. In Gaming we have invested in new and existing facilities, developed new products and taken advantage of preliminary deregulation measures. We have opened additional cafes in Hard Rock and have also introduced a number of brand initiatives beyond food and beverage. Deluxe has renewed a number of long term contracts with major studios and has benefited from investment in additional film laboratories. Following the transaction with Ritek, Deluxe now has a meaningful presence in DVD.

The recently announced acquisition of Blue Square is an important addition to the Group's skill-base and we have already started the integration with our existing on-line businesses to achieve cost savings and cross-selling opportunities.

Current trading is satisfactory and we are confident that the Group can make further progress in 2003."


Enquiries:

The Rank Group                                             Tel: 020 7706 1111
Mike Smith, Chief Executive
Ian Dyson, Finance Director
Peter Reynolds, Director of Investor Relations             Tel: 020 7535 8031

Press Enquiries:
The Maitland Consultancy                                   Tel: 020 7379 5151
Angus Maitland
Suzanne Bartch


Analyst Meeting and webcast details:

Friday 28 February 2003

There will be an analyst meeting to be held at King Edward Hall, Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ, starting at 9.30am. There will be a simultaneous webcast of the meeting. To register for the live webcast, please pre-register for access by visiting the Group website, www.rank.com, and going to the Investor Relations section.

A copy of the webcast and slide presentation given at the meeting will be available on Rank's web-site, www.rank.com, later today. Please click on Investor Relations, Presentations, and 2002 Preliminary Results to view the full presentation. The webcast will be available for a period of six months.




CHIEF EXECUTIVE'S REVIEW

Summary

2002 was another good year for the Rank Group. Our all round strength and spread of activities enabled us to continue to move profits forward and increase earnings per share, before exceptional items, by 21% (65% after exceptional items).

This growth was achieved despite the impact of continued difficult trading conditions for Hard Rock. We also absorbed considerable pre-opening and launch costs associated with the opening of new facilities across the Group, all of which will contribute to driving future growth.

Just as importantly, whilst continuing to improve earnings, we have continued our development activities within existing markets as well as extending our operations into new but related markets, thereby enhancing prospects for the longer term.

Gaming

The Gaming division continued its now well established trend of double digit profit improvement with a further gain of 13% in the year (excluding Rank Interactive Gaming). Grosvenor Casinos enjoyed strong turnover and profit growth despite the absorption of launch costs for the two Hard Rock casinos and the relocation of the casino in Brighton. In Mecca Bingo, we deliberately cut back advertising and promotional expenditure in the second half so that, overall, turnover growth was modest but trading margin was strong, supported by the continued success of cashline bingo.

Rank Interactive Gaming, whilst loss-making in its first full year of operation, launched HardRockCasino.com in July and bore the costs of considerable new product development. The annualised running rate of stakes placed at year-end was GBP90m, which represented a high rate of growth over the period. The integration of the recently acquired Blue Square betting business will add further opportunities for growth this year.

Hard Rock

As we had expected, Hard Rock had a difficult year. Whilst like for like food and beverage sales were a little ahead of 2001, merchandise sales continued to suffer from a lack of tourist traffic. This severely reduced profits in the major cafe locations, particularly those located in tourist destinations. We also absorbed pre-opening costs associated with new cafe openings, mainly in non-tourist locations. Trading performance during the final quarter of 2002 was more encouraging, albeit against relatively weak comparative figures for 2001.

We have regularly reviewed our overheads and operating costs in Hard Rock. Given the continued uncertain trading environment, we plan to take further action to reduce costs in the first half of 2003.

Deluxe

Deluxe had an exceptionally good year. Film processing was outstanding with an 8% growth in turnover and 16% growth in profit before exceptional items. The strong performance in 2002 was assisted by the full year impact of the new laboratory in Rome and efficiencies from the relocated Toronto laboratory. Media Services also had a good year overall and in particular benefited from the DVD venture with Ritek, established in August 2002.

Developments

In Mecca Bingo, the relocation of the Croydon club was completed in November 2002 and there are plans for a further two relocations in 2003. A new club will also be opened during 2003 in West Bromwich. In Spain, we acquired three new clubs during 2002 and continue to look for further opportunities in this large and fragmented market.

Within Grosvenor Casinos, over the last few years we have relocated a total of seven casinos and plans are in place for a further three relocations in 2003. Grosvenor's performance in 2002 is a clear demonstration that improving the quality of our facilities, combined with gradual deregulation, is a potent mixture for growth. The two new Hard Rock casinos in the UK offer a greater entertainment content and are attracting new customers to enjoy a different casino experience. The rate of growth in club membership and attendance at these two exciting new concepts is one of the fastest ever achieved in the UK for new 'cold' licence openings - over 15,000 members each and combined attendance of over 6,000 per week.

The recent acquisition of Blue Square brings both sports betting expertise and a substantial customer base to the Group. The integration of Blue Square with Rank's existing on-line gaming operations will generate immediate synergy benefits and provide considerable opportunities for cross-marketing in both the short and longer term.

Within Hard Rock, there were a number of developments which will add to future prospects and continue to move the brand beyond pure restaurant operations. During 2002, six new company-owned cafes were opened taking the total to 61 and two were relocated, most being designed for local markets with lower dependence on tourism. A new franchise was added in Tokyo, taking the total number of franchised cafes around the world to 48. The Hard Rock hotel in Orlando traded strongly and the Chicago hotel is expected to open at the end of the year. A Hard Rock beach club adjacent to a newly built water park on Choctaw Indian Reservation land will open during this year. The gaming and hotel developments on Seminole Indian Nation Reservation land in Florida are in-build and are expected to open, at least partially, by the year-end.

In Deluxe Film, we finalised the commissioning of the new laboratory in Toronto, entered into a joint venture with Atlab in Australia and more recently purchased Image, a laboratory based in Barcelona, Spain. All of these developments strengthen our position in film processing. The acquisition of Capital FX towards the end of 2002 has extended further the range of services now offered to studio customers. We also bought the outstanding 50% which we did not own of ETS, a physical film distribution business, and subsequently added a major new customer on a long-term contract.

In Deluxe Media, the major change was the creation of the new venture with Ritek which propelled Deluxe into a strong position in DVD to match that already achieved in VHS and distribution. We also established new ventures in the digital storage and manipulation of film-related product.

Financing

The Group's operating profile remains cash positive. However, during 2002 we chose to extend a number of our existing Deluxe contracts, so securing valuable cashflows and increasing the earnings visibility for that business. Approximately 63% of our film contracts based on 2002 volume are now extended until 2006 or beyond. In-line with industry practice, the contract extensions or renewals did involve considerable up-front payments which are recoverable over the life of the contracts. These payments were the main reason why the Group's net debt rose by GBP151m in the year. However, with fixed charge cover at five times and gearing of 53%, the Group's finances remain in excellent health. We are recommending an increased dividend payment to our shareholders with the final dividend up 5% to 8.8p (2001 - 8.4p) making a total for the year of 13.2p (2001 - 12.6p).

Outlook

The Rank Group is in a strong position in all of its major markets and is well-invested for future growth. Our finances are robust and we are in an enviable financial position with the flexibility to seize development opportunities as and when they might arise.

The UK regulatory regime in gaming has become increasingly positive. Later opening of casinos plus additional games, more automated product, and alcohol on the gaming floor, have all added to a more customer friendly environment. There remains a strong likelihood that much more is to come in the next two years as we still expect the Budd recommendations to be enacted on schedule. There is also the prospect of positive duty changes during this period.

Despite uncertain political and economic conditions, current trading is satisfactory and we are confident that the Group can make further progress in 2003.

SUMMARY OF RESULTS


                                                                           Turnover           Profit before tax
                                                              2002           2001           2002          2001*

                                                             GBPm            GBPm          GBPm           GBPm
Gaming                                                       474.5          437.1          104.8           95.7
Hard Rock                                                    242.7          248.4           27.6           38.0
Deluxe                                                       704.2          634.6           89.0           74.1
US Holidays                                                   43.2           46.8            8.1            9.5
Central costs and other                                          -              -          (9.9)          (7.6)
                                                         ---------      ---------      ---------      ---------
Continuing operations including acquisitions               1,464.6        1,366.9          219.6          209.7
                                                            ======         ======
Net income from associates and joint ventures                                                3.3            2.7
Managed businesses' interest                                                              (22.6)         (24.3)
                                                                                        --------      ---------
Profit before tax and exceptional items                                                    200.3          188.1
                                                                                        --------      ---------
Exceptional items                                                                          (2.3)         (27.6)
                                                                                        --------      ---------
Profit before tax                                                                          198.0          160.5
                                                                                           =====          =====
Basic earnings per share before exceptional items                                          19.9p          16.5p
Basic earnings per share                                                                   19.6p          11.9p
Dividend per share                                                                         13.2p          12.6p



*(as restated for FRS 19)

Earnings per share before exceptional items of 19.9p was 21% ahead of last year, and 65% ahead after exceptional items. This improvement reflects strong growth in Gaming and Deluxe, lower interest charges and a substantially reduced tax charge.

Group turnover was up 7% after including a GBP61.7m benefit from acquisitions, in particular the Ritek transaction within Deluxe Media Services. Turnover from existing operations was up 3%, reflecting strong growth in Gaming and Deluxe Film, offset by a weaker performance by Hard Rock and adverse currency movements. The effect of the movement in exchange rates between 2001 and 2002 was to reduce turnover by GBP37.8m.

Group operating profit before exceptional items was up 5%. Gaming had another excellent year with profit 13% ahead of 2001, before accounting for a GBP5m loss at Rank Interactive Gaming. This result reflects both strong turnover growth and further improvement in operating margins in both Mecca Bingo and Grosvenor Casinos. Deluxe Film profit was up 16% due to an exceptional release schedule and a first full year of contribution from the new laboratory in Rome. Deluxe Media Services' profit was up 31%, helped by a first time contribution of GBP4.3m from the venture with Ritek and an improved result from distribution, which more than compensated for the decline in VHS volumes and margins. As expected, Hard Rock experienced a difficult year in the aftermath of the events of 11 September 2001. Operating profit was down to GBP27.6m from GBP38.0m in 2001 with low levels of travel and tourism having a direct impact on the cafe estate, particularly on merchandise sales.

Net interest payable before exceptional items was GBP1.7m lower than last year at GBP22.6m, despite higher average debt levels. This reflects a substantial reduction in the average rate of interest. Net debt at the year-end was GBP399.1m compared to GBP248.1m in 2001.

The following table sets out the divisional results and profit before tax after exceptional items.


                                                                                   Profit before tax
                                                                               2002             2001

                                                                               GBPm             GBPm
Gaming                                                                        104.8             95.7
Hard Rock                                                                      27.6             38.0
Deluxe                                                                         82.8             36.6
US Holidays                                                                     8.1              9.5
Central costs and other                                                       (9.9)            (7.6)
                                                                           --------        ---------
Continuing operations including acquisitions                                  213.4            172.2
Net income from associates and joint ventures                                   1.3              2.7
Non-operating items                                                             5.9              9.9
Managed businesses' interest                                                 (22.6)           (24.3)
                                                                            -------          -------
Profit before tax                                                             198.0            160.5
                                                                              =====            =====



The effective tax rate was 30.3% (2001 - 36.4%, after restating for FRS 19).

The Board has recommended a final dividend of 8.8p, an increase of 5%, making a full year dividend of 13.2p (2001 - 12.6p).


GAMING

                                                                 Turnover                   Operating Profit
                                                               2002           2001           2002           2001
                                                              GBPm           GBPm          GBPm            GBPm
Mecca Bingo
UK                                                           231.7          225.7           72.4           67.6
Spain                                                         18.6           13.5            4.6            3.5
                                                           -------          -----         ------        -------
                                                             250.3          239.2           77.0           71.1
Grosvenor Casinos
UK                                                           163.3          140.6           29.9           23.4
Belgium                                                        8.5            9.5          (0.2)            0.7
                                                            ------       --------       --------       --------
                                                             171.8          150.1           29.7           24.1
                                                           -------         ------        -------         ------
Rank Leisure Machine Services                                 50.0           47.8            3.1            2.3
Rank Interactive Gaming                                        2.4              -          (5.0)          (1.8)
                                                           -------        -------         ------         ------
                                                             474.5          437.1          104.8           95.7
                                                             =====          =====           ====           ====


The strong performance of the Gaming division continued during 2002 with profits up 13% before GBP5.0m of losses from Rank Interactive Gaming. The division's momentum for revenue growth was maintained during the year and, accompanied by a keen focus on cost control, resulted in increased operating margins at each of Mecca Bingo, Grosvenor Casinos and Rank Leisure Machine Services.


MECCA BINGO

                                              2002           2001       Change
UK Bingo statistics
Admissions ('000s)                            22,678         23,879       -5%
Spend per head (GBP)                          10.22           9.45         8%


In the UK, Mecca Bingo continued the well-established trend of growth in both turnover and profit margins. During the year, turnover increased by 3% and operating profit by 7%. The number of registered members increased by 4% to nearly 1.1 million and although admissions fell by 5%, this was more than compensated for by an 8% increase in spend per head, continuing the pattern experienced over the last few years. Mecca has been successful in attracting younger, higher yielding customers, with 45% of the membership now aged below
44. These players tend to visit less frequently but spend more per visit, especially on interval games, such as cashline bingo, and on machines, both of which attract high margins. The split of revenue by activity is shown below.



Analysis of UK bingo turnover                                  2002           2001         Change
                                                               GBPm             GBPm
Main stage bingo                                               47.1           48.7            -3%
Interval games                                                102.8           95.8             7%
Gaming machines                                                56.8           56.1             1%
Food and beverage                                              22.0           22.2            -1%
Other                                                           3.0            2.9             3%
                                                             ------         ------         ------
Total                                                         231.7          225.7             3%
                                                              =====           ====          =====



The roll-out of the recently permitted jackpot machines is continuing and is expected to further enhance machine revenue and profitability in the future. At the year-end, 210 jackpot machines had been installed with plans for a total of 350 by the middle of 2003.


Mecca's operating profit margin increased by a further 1% to 31% in 2002 despite an additional GBP3.5m in promotional costs, reflecting the growth in interval games and machines and underlining the strength of cost controls within the business.


In Spain, Mecca's bingo operations produced a strong year-on-year performance reflecting the inclusion for the first time of the three additional clubs which were acquired during the first half for net cash consideration of GBP15.0m of which GBP9.2m was paid in 2002. The clubs contributed GBP1.5m of operating profit in the year and have benefited from the introduction of Mecca's UK expertise.


GROSVENOR CASINOS


Grosvenor Casinos continues to benefit from the investment made over the last few years in relocating and refurbishing its casinos and from the enhancement of its product offering. Turnover was up 16% and operating profit increased 28%. This was despite a reduction in win percentage that for the estate as a whole fell from 17.8% in 2001 to 17.2% in 2002.

                                                                  Turnover                 Operating Profit
                                                                 2002           2001          2002           2001
                                                                 GBPm           GBPm          GBPm           GBPm
UK
London - upper                                                   23.2           18.9           6.0            3.0
London - other                                                   55.5           51.9          11.7           11.6
Provincial                                                       83.3           69.8          22.7           16.5
Hard Rock                                                         1.3              -         (2.1)              -
Overheads                                                                                    (8.4)          (7.7)
                                                              -------        -------      --------      ---------
                                                                163.3          140.6          29.9           23.4
                                                                 ====           ====          ====           ====





                                      Admissions ('000's)         Handle per head (GBP)                       Win %
                                       2002          2001          2002          2001          2002          2001
UK
London - upper                           54            47         2,062         2,271         20.9%         17.6%
London - other                          647           629           469           409         17.1%         18.9%
Provincial                            2,627         2,473           166           141         16.6%         17.2%


In London, the Group's two upper end casinos - the Clermont and the Park Tower - increased revenue by 23%, due largely to a much higher win percentage, and doubled operating profit to GBP6.0m. The Park Tower is currently undergoing a major refurbishment that will extend its gaming space by 40%. At the other London casinos - the Victoria, Gloucester and Connoisseur - while admissions were up 3%, handle per head up 15% and turnover up 7%, operating profit was flat, partly reflecting increased costs associated with the introduction of later opening.

The provincial casinos delivered another impressive result in 2002. Admissions were up 6%, handle per head increased by 18% and turnover was up by 19%, despite a lower win percentage of 16.6%. Operating profits increased by 38% to GBP22.7m. The Brighton casino was relocated successfully and opened in August 2002.

The two new Hard Rock casinos opened during the second half of 2002 and incurred an operating loss of GBP2.1m, including pre-opening costs of GBP1.4m. The first Hard Rock Casino opened in central Manchester in July, followed by the second casino which opened in November, just off Leicester Square in the West End of London. Both casinos have enjoyed a strong start with impressive growth in both membership, now over 15,000 each, and also admissions, which for both casinos combined has reached over 6,000 per week.

The continued roll-out of electronic roulette is proving particularly successful and there are now a total of 420 machines across the Grosvenor estate. Progressive Stud Poker, which links across Grosvenor casinos and was the first of its type in the UK, was introduced in the fourth quarter of 2002 and has proved popular to-date.

RANK LEISURE MACHINE SERVICES

Operating profit at Rank Leisure Machine Services increased during the year to GBP3.1m (2001 - GBP2.3m).

RANK INTERACTIVE GAMING

Rank Interactive Gaming, comprising Rank.com and HardRockCasino.com, continued to build its customer base in 2002. As at December 2002, the business had over 75,000 registered customers and total stakes were running at an annualised rate of approximately GBP90m. The investment in building market share together with start-up costs associated with HardRockCasino.com, which was launched in July 2002, resulted in an operating loss of GBP5.0m for the year.

On 27 January 2003, the Group completed the acquisition of Blue Square Limited, one of the UK's leading internet and telephone betting businesses. The integration of Blue Square and Rank Interactive Gaming will create a substantial business with annualised stakes currently running at approximately GBP400m. Annualised cost savings of approximately GBP5m per annum have already been identified as well as a number of opportunities to cross-sell a variety of the games and betting products now available.



HARD ROCK

                                                                        Turnover               Operating Profit
                                                               2002         2001            2002           2001
                                                               GBPm         GBPm            GBPm           GBPm

Owned cafes                                                   230.4        233.3            29.2           41.5
Cafe franchise and other income                                 6.7          7.6             6.2            7.5
Hotel franchise and other income                                3.3          3.3             3.8            2.3
Territory sales                                                 2.3          4.2             2.3            4.2
Advertising and promotion                                         -            -           (1.4)          (1.7)
Overheads                                                         -            -          (12.5)         (14.1)
Restructuring charge                                              -            -               -          (1.7)
                                                            -------       ------        --------        -------
                                                              242.7        248.4            27.6           38.0
                                                              =====         ====            ====           ====



Uncertainty in the international travel market during 2002 continued to impact the performance of Hard Rock and operating profit fell 27% to GBP27.6m. The impact was particularly severe at some of the company-owned cafes where reduced levels of tourism contributed to a substantial reduction in higher margin merchandise sales. In addition, pre-opening expenses were GBP1.9m higher than last year, reflecting the opening of a further six cafes (Munich, Austin, Pittsburgh, Nottingham, Minneapolis, and Leeds). During 2003, new cafes will open in Lisbon, Cologne and Cardiff.


Like for like sales for the year as a whole were down 2.4% with food and beverage sales up 2.1%, a creditable result in the circumstances. Merchandise sales were down 8.2%.



Hard Rock like for like sales %                                                             2002
                                        1st Half              Q3              Q4           Total    8 weeks to 21
                                                                                                              Feb

Total                                     - 6.3%           -0.4%            5.2%          - 2.4%            -0.5%
Food and Beverage                          - 1.7%            4.7%            8.1%            2.1%            2.6%
Merchandise                               - 12.3%           -6.6%            0.7%          - 8.2%           -6.1%
North America                              - 5.1%            0.8%            3.6%          - 1.7%           -1.1%
Europe                                    - 11.9%           -5.0%           12.3%          - 5.2%            2.3%


Like for like trends improved considerably during the fourth quarter, albeit against relatively weak comparatives in 2001. Total sales were up 5.2% with food and beverage up 8.1%. Since the year-end, after a good performance in January 2003, up 5.1%, like for like sales during February were impacted by terrorist alerts in both the UK and the US, and by severe weather conditions in the northern states of the US. Overall, for the eight weeks to 21 February 2002 like for like sales were down 0.5%.

Hotel franchise and other income contributed GBP3.8m in 2002, including a dividend of GBP1.4m from the Group's 25% interest in the Universal Rank Hotel partnership which owns three hotels in Orlando, including the Hard Rock Hotel. otelHotelThe development of new revenue streams from licensing the Hard Rock brand to other leisure-related activities has made good progress. Following the completion of its financing arrangements in May 2002, the Seminole Indian Nation development in Florida, comprising two new hotel and casino resorts, is now in-build and expected to open, at least partially, by the year-end. An arrangement with the Choctaw Indians for a beach club in Mississippi is now in place and is expected to open later this year. In the longer term there is also a plan for a Hard Rock Hotel development on the same site. The new Hard Rock hotel in Chicago is scheduled to open at the end of 2003. These transactions demonstrate the value of the brand and we will continue to search for other attractive opportunities.

Despite the receipt of a one-off site fee of GBP1.0m relating to the Choctaw development, territory fees fell by GBP1.9m during the year.


DELUXE
                                                               Turnover                 Operating Profit*
                                                               2002          2001          2002           2001
                                                               GBPm          GBPm          GBPm           GBPm
Film processing                                               367.5         341.5          62.5           53.9
Media services                                                336.7         293.1          26.5           20.2
                                                             ------       -------       -------       --------
                                                              704.2         634.6          89.0           74.1
Associates and joint ventures                                  ====         =====           1.8            1.1
                                                                                         ------         ------
                                                                                           90.8           75.2
                                                                                           ====           ====

*before exceptional items




FILM PROCESSING

Film processing had an exceptional year in 2002. A number of major blockbuster films were processed including Spider-Man, Star Wars Episode II - Attack of the Clones, Lord of the Rings - The Two Towers, and James Bond - Die Another Day, contributing to a record year for the business. Film footage was up 16%, turnover 8% and operating profit 16%, helped by a full year's contribution from the Rome laboratory and the relocation of the Toronto laboratory which became fully operational in April 2002. The programme for 2003 looks strong and includes Daredevil and Lord of the Rings - The Return of the King.

During 2002 Deluxe Film expanded its geographic coverage with the purchase of a new laboratory in Barcelona, acquired for GBP5.5m in November 2002, and in Australia through a technical and marketing joint venture with Atlab, the largest film processing business in Australasia. These developments have further enhanced the position of the film business in Europe and also provided an entry point into the attractive Asian market.

Deluxe also extended its range of services to studios through the acquisition of Capital FX and a 20% shareholding in EFILM. Capital FX was acquired in November 2002 for GBP9.0m (of which GBP6.0m is deferred) and is a leading player in the UK laser sub-titling and digital effects market. The 20% interest in EFILM, which is engaged in the digital production of film elements necessary for bulk film processing, was acquired in July 2002. The results of Atlab and EFILM are recorded within Deluxe associates and joint ventures.

On 31 December 2002, the Group acquired the remaining 50% equity of ETS that it did not already own. ETS is a distributor of release prints and trailers based in Los Angeles. The total consideration payable is up to GBP14.2m, of which GBP7.4m was paid in January 2003 and GBP6.8m is deferred until later years. Of the deferred consideration, up to GBP1.6m is contingent upon the future performance of ETS. This brings the total investment in ETS to GBP17.5m for 100% ownership.

The decision during the first half to renew the majority of Deluxe's major film contracts has lengthened the average life of existing contracts such that some 71% of 2002 actual volumes are now secure until 2005 and 63% until 2006. As stated at the time of the interim results, the loss of the contract with Universal Studios will have an adverse impact on Film's profits in the current year. However, we expect that underlying growth in film footage, the effect of new acquisitions and a continuing drive to reduce costs, will mitigate the impact of the contract loss on the results for 2003.


MEDIA SERVICES

                                                                         Turnover             Operating Profit*
                                                              2002           2001           2002           2001
                                                              GBPm           GBPm           GBPm           GBPm
Video duplication                                            178.9          212.1           18.1           23.6
DVD replication                                               55.7           12.6            2.3          (5.0)
Distribution services                                         90.8           68.4            5.3            1.6
Digital services                                              11.3              -            0.8              -
                                                           -------        -------       --------         ------
                                                             336.7          293.1           26.5           20.2
                                                              ====           ====           ====           ====

*before exceptional items

After a number of years of declining turnover and profit, Deluxe Media Services recorded a 31% growth in operating profit in 2002. The Group has made excellent progress in repositioning this business for the future, in particular through the formation of a new DVD replication venture with Ritek Corporation of Taiwan. This venture combines the DVD assets of Deluxe and Ritek in North America and Europe and creates a major force in the DVD market. Deluxe will pay a total of GBP33.8m to Ritek, spread over three years, for an 80% interest in the new venture which contributed GBP4.3m to Deluxe operating profit in 2002. The move into DVD, together with the continuing importance of distribution services and the entry into digital services, means that, over time, Deluxe will become much less dependent upon the declining video duplication market.

The worldwide replication market for DVD was estimated at approximately 1.74 billion units at the end of 2002, an increase of over 60% compared with the previous year. The timing of the Ritek transaction meant that Deluxe was able to benefit from the inclusion of its share of the profits during the busiest time of the year in the run up to Christmas. Deluxe replicated 69m DVDs in 2002 (2001
- 6m), including Star Wars Episode II - Attack of the Clones and Spider-Man. DVD revenues increased to GBP55.7m and the combined business produced an operating profit of GBP2.3m.

The market for VHS continues to be difficult as consumers switch to using DVD as their primary home entertainment platform. Total volumes were down by 10% while revenues were down by 16%, reflecting the continued price erosion being suffered as demand declines. During 2002, Deluxe duplicated approximately 224m VHS cassettes (2001 - 250m). While this performance was better than the market as a whole, it was not sufficient to prevent a fall in operating margin to 10.1% (2001 - 11.1%). The steady decline in VHS is expected to continue during 2003 and whilst we expect DVD volumes to grow strongly, the relative margins are such that overall profit for Deluxe Media Services is expected to decline in 2003.

With a capability to distribute both DVD and VHS, Deluxe has seen substantial volume growth within its distribution services business with the number of DVDs distributed having increased by 90% to 171m (2001 - 90m). While the volume of VHS distributed declined by 20% to 272m, both revenue and profit from distribution activities increased substantially.

Digital services was formed in February 2002 following the acquisition of Vision Entertainment and the establishment of Deluxe Media Asset Management. Having invested in some of the most sophisticated technologies in the industry, as well as the development of bespoke software, the business has already secured a number of sizeable contracts to manage both physical as well as digital studio assets which are being securely delivered to entertainment industry customers around the world.


DELUXE ASSOCIATES AND JOINT VENTURES

These comprise the Group's interests in EFILM, Atlab, The Lab, a front-end laboratory based in Toronto, and ETS (which became a 100% subsidiary on 31 December 2002). Deluxe's investments contributed GBP1.8m in 2002 (2001 - GBP1.1m).


US HOLIDAYS

The US Holidays business suffered from the reduced level of tourism but still managed a satisfactory result in the circumstances with operating profit of GBP8.1m (2001 - GBP9.5m). The business generated net cash of GBP13.0m (2001 - GBP13.3m).



CENTRAL COSTS AND OTHER
                                                            2002           2001

                                                           GBPm            GBPm
Central costs                                             (14.3)         (10.2)
Other                                                        4.4            2.6
                                                           -----         ------
                                                           (9.9)          (7.6)
                                                           =====          =====

The increase in central costs is largely as a result of a GBP6.5m provision (2001 - GBP2.1m) in respect of the Group's long term incentive plan for key employees.


ASSOCIATES AND JOINT VENTURES
                                                            2002*           2001

                                                            GBPm            GBPm
British Land                                                 1.5            1.6
Deluxe associates and joint ventures                         1.8            1.1
                                                           -----          -----
                                                             3.3            2.7
*before exceptional items                                   ====            ===


The British Land joint venture ended with the disposal of all its remaining properties on 29 August 2002 for cash proceeds of GBP109m and net cash proceeds, after financing, for the Group of GBP16.6m.


MANAGED BUSINESSES' INTEREST
                                                                                     2002                  2001
                                                                                     GBPm                  GBPm
Interest payable and other charges                                                   33.0                  34.6
Interest receivable                                                                 (9.5)                 (7.5)
Net profit on redemption of fixed rate debt                                         (0.9)                 (2.8)
                                                                                 --------               -------
                                                                                     22.6                  24.3
                                                                                    =====                 =====
Average interest rate                                                                5.5%                  7.1%
Interest cover (times)                                                                9.7                   8.6
Fixed charge cover (times)                                                            5.0                   4.6


Managed businesses' interest was GBP1.7m lower than 2001 reflecting a substantial reduction in the average rate of interest to 5.5% which more than off-set the impact of higher levels of net debt.


TAXATION

The Group has implemented Financial Reporting Standard ("FRS") 19 "Deferred Tax". This has resulted in an effective tax rate of 30.3% (2001 - 36.4% as restated). The current tax rate is 15.6% (2001 - 17.0%). The effect of adopting FRS 19 is set out in note 3.


EXCHANGE RATES

The average exchange rates used and the net translation effect of changes in average exchange rates between 2001 and 2002 is summarised in the table below.

                                               Average exchange rate                             Impact on 2002
                                          2002                 2001              Turnover             Operating
                                                                                                         Profit
                                                                                    GBPm                   GBPm
US dollar                                 1.51                 1.43                (31.5)                 (4.1)
Canadian dollar                           2.40                 2.23                 (8.3)                 (1.3)
Euro                                      1.59                 1.61                   2.0                   0.2
                                                                                   ------               -------
                                                                                   (37.8)                 (5.2)
Gaming                                                                                0.4                   0.1
Hard Rock                                                                           (9.4)                 (0.9)
Deluxe                                                                             (26.6)                 (4.0)
US Holidays                                                                         (2.2)                 (0.4)
                                                                                 --------              --------
                                                                                   (37.8)                 (5.2)
Interest                                                                                                    0.8
                                                                                                      ---------
Net impact on profit before tax                                                                           (4.4)
                                                                                                          =====



EXCEPTIONAL ITEMS

                                                                                                         GBPm
Exceptional items within operating profit
- impairment of DVD assets within Deluxe                                                                (6.2)
Non-operating exceptional items
- loss on disposal of continuing operations                                                             (0.8)
- net loss on disposal of fixed assets in joint ventures - discontinued                                 (1.0)
- profit on disposal of interest in joint venture                                                         7.7

Exceptional item within joint venture interest                                                          (2.0)
                                                                                                      -------
                                                                                                        (2.3)
                                                                                                         ====


The exceptional charge in 2002 reflects an impairment of the value of Deluxe's investment in the ex Pioneer DVD facility which crystallised as a result of the venture with Ritek Corporation. The disposal of properties on ending the joint venture with British Land generated an exceptional net profit before interest of GBP6.7m and an exceptional GBP2.0m charge associated with the unwinding of a number of interest rate swaps.



CASH FLOW

                                                                                        2002              2001
                                                                                       GBPm               GBPm
Cash inflow from operating activities
Before Deluxe contract advances                                                        242.3             233.4
Deluxe contract advances, net of repayments                                          (135.0)              33.0
                                                                                   ---------          --------
                                                                                       107.3             266.4
Capital expenditure                                                                  (117.9)           (103.3)
Fixed asset disposals                                                                   21.0              15.2
                                                                                    --------          --------
Operating cash flow                                                                     10.4             178.3
Distributions from associates and joint ventures                                           -               2.4
Acquisitions and investments                                                          (57.5)            (14.4)
Disposals (including sale and leaseback transactions)                                   18.9              52.9
                                                                                    --------         ---------
                                                                                      (28.2)             219.2
Interest, tax and dividend payments                                                  (146.9)           (151.1)
                                                                                 -----------         ---------
                                                                                     (175.1)              68.1
                                                                                      ======             =====


Group operating cash flow was GBP10.4m (2001 - GBP178.3m). The reduction in operating cash flow from 2001 is due to the up front payments made during the first half of 2002 in relation to the extension of a number of contracts within Deluxe. The Group recorded net cash outflow of GBP175.1m (2001 - inflow of GBP68.1m) in the year.



CAPITAL EXPENDITURE
                                                                                 2002           2001
                                                                                 GBPm           GBPm
Gaming                                                                           60.0           48.5
Hard Rock                                                                        26.2           20.0
Deluxe                                                                           30.4           33.5
US Holidays                                                                       1.3            1.3
                                                                             --------        -------
Total                                                                           117.9          103.3
                                                                                 ====          =====



ACQUISITIONS AND INVESTMENTS

                                                                                ` GBPm
Purchase of subsidiaries (net of cash acquired)                                  35.3             (see below)
Investment in joint ventures and associates
- Atlab                                                                           4.8
- EFILM                                                                           3.7
                                                                               ------
                                                                                  8.5
Purchase of investments
- Universal Rank Hotel partnership                                                5.8
- Rank Group ordinary shares                                                      7.3
- Other                                                                           0.6
                                                                               ------
                                                                                 13.7

                                                                               ------
Total                                                                            57.5
                                                                                 ====


The further investment of GBP5.8m in the Universal Rank Hotel partnership now completes the Group's commitment to this venture. The investment in Rank Group ordinary shares was made in connection with the Group's long term incentive plan.

During 2002, the Group made a number of acquisitions. A summary of their respective cost and contribution to the Group's operating profit in 2002 is set out below:


                                                                 Consideration**
                                             Date                  2002            Deferred                 2002

                                         Acquired                  GBPm                GBPm            Operating
                                                                                                          Profit

                                                                                                            GBPm
Gaming
Spanish bingo clubs                            Q2                   9.2                 5.8                  1.5
Deluxe Film
Capital FX                               November                   3.0                 6.0                  0.2
Image                                    December                   5.1                 0.4                  0.1
Deluxe Media Services
Ritek Corporation (80%)                      July                  14.2                19.6                 4.3*
Other                                                               3.8                   -                (0.1)
                                                                -------             -------              -------
                                                                   35.3                31.8                  6.0
                                                                   ====               =====                 ====

*before minority interests

**net of cash acquired


On 31 December 2002, the Group agreed to acquire the remaining 50% of ETS that it did not already own. The total consideration was GBP14.2m of which GBP7.4m was paid in January 2003. On 27 January 2003, the Group completed its acquisition of Blue Square for a total consideration of GBP65m in unlisted, unsecured convertible loan stock. The loan stock, which is redeemable from the end of July 2003, is convertible into Rank ordinary shares at a price of 282p per GBP1 of loan stock held. Full conversion of the loan stock would result in the issue of 23 million new Rank ordinary shares.


DISPOSALS

Disposals during the year comprise payments and receipts in connection with the disposals of the UK Holidays Division in 2000 and the Butlins Hotels in 1999 as well as the disposal of properties on ending the British Land joint venture and sale and leaseback transactions.


NET DEBT

Net debt at 31 December 2002 was GBP399.1m compared with GBP248.1m at 31 December 2001. Net debt as a percentage of shareholders' funds was 53% compared to 34% at 31 December 2001 (as restated for the effect of FRS 19 "Deferred Tax").


PENSIONS

An actuarial valuation of the Group's defined benefit scheme for UK employees was conducted at 5 April 2001. At the valuation date the market value of the assets of GBP589.9m exceeded the market value of the liabilities by 9%, giving a surplus of GBP49.2m. At 31 December 2002, the deficit on the pension fund would be GBP90.9m calculated in accordance with the provisions of FRS 17 "Retirement Benefits" (2001 surplus GBP36.9m).




SHAREHOLDER INFORMATION

ACCOUNTING POLICIES

The Group has adopted FRS 19 "Deferred Tax" in 2002. FRS 19 requires deferred tax to be accounted for on a full provision basis rather than a partial provision basis as in 2001 and earlier years. This change in accounting policy has been accounted for as a prior period adjustment and accordingly the results reported for 2001 have been restated. The effect of implementing FRS 19 is shown in note 3 to the accounts.


DIVIDENDS

The proposed final dividend of 8.8p per ordinary share, together with the interim dividend of 4.4p per ordinary share, makes a total for the year of 13.2p (2001 - 12.6p). The total dividend for 2002 will be covered 1.5 times by earnings per share before exceptional items, based on 594.1 million ordinary shares outstanding at 31 December 2002. The record date for the final dividend is 11 April 2003 and the payment date is 9 May 2003.


ANNUAL GENERAL MEETING

The annual general meeting will be held at 11.30am on 6 May 2003 at the Merchant Taylor's Hall, 30 Threadneedle Street, London, EC2R 8JB.


GENERAL

The financial information contained in this announcement is based on that contained in the full audited financial statements for the year-ended 31 December 2002 dated
28 February 2003. The directors approved this announcement on 28 February 2003.

This announcement does not constitute full accounts within the meaning of S.240 Companies Act 1985. The 2001 accounts for The Rank Group Plc have been delivered to the Registrar of Companies. The 2002 accounts for The Rank Group Plc have not yet been delivered to the Registrar of Companies.



GROUP PROFIT AND LOSS ACCOUNT

For the year ended 31 December
                                                                      2002                                          2001
                                         Before  Except-ional        Total          Before  Except-ional           Total
                                   Except-ional         Items                 Except-ional         Items
                                          Items                       GBPm           Items                 (as restated)
                                                         GBPm                                       GBPm
                                           GBPm                              (as restated)                          GBPm
                                                                                     GBPm
Turnover
Continuing operations                   1,402.9             -      1,402.9         1,366.9             -         1,366.9
(note 1)                                                                                 -
Acquisitions                               61.7             -         61.7               -             -               -
                                      ---------      --------    ---------       ---------      --------       ---------
                                        1,464.6             -      1,464.6         1,366.9             -         1,366.9
                                      ---------      --------     --------        --------       -------       ---------
Operating profit
Continuing operations                     213.6         (6.2)        207.4           209.7        (37.5)           172.2

(notes 1 & 2)
Acquisitions                                6.0             -          6.0               -             -               -
                                        -------      --------      -------        --------      --------        --------
                                          219.6         (6.2)        213.4           209.7        (37.5)           172.2
Share of associates and                     4.8             -          4.8             6.3             -             6.3
joint ventures                         --------      --------     --------       ---------     ---------       ---------
                                          224.4         (6.2)        218.2           216.0        (37.5)           178.5
Non-operating items                           -           5.9          5.9               -           9.9             9.9
(note 2)                               --------       -------      -------         -------      --------         -------
Profit (loss) before interest             224.4         (0.3)        224.1           216.0        (27.6)           188.4
Interest:
Group                                    (22.6)             -       (22.6)          (24.3)             -          (24.3)
Share of associates and
joint ventures                            (1.5)         (2.0)        (3.5)           (3.6)             -           (3.6)
                                        -------      --------     --------        --------      --------         -------
                                         (24.1)         (2.0)       (26.1)          (27.9)             -          (27.9)
Profit (loss) before tax                  200.3         (2.3)        198.0           188.1        (27.6)           160.5
Tax (note 3)                             (59.8)           0.6       (59.2)          (67.5)             -          (67.5)
                                        -------      --------     --------        --------     ---------       ---------
Profit (loss) after tax                   140.5         (1.7)        138.8           120.6        (27.6)            93.0
Equity minority interests                 (2.1)             -        (2.1)           (1.9)             -           (1.9)
Preference dividends                     (21.0)             -       (21.0)          (21.0)             -          (21.0)
                                       --------       -------      -------         -------       -------         -------
Earnings (loss)                           117.4         (1.7)        115.7            97.7        (27.6)            70.1
                                          =====          ====         ====            ====          ====            ====
Earnings (loss) per ordinary              19.9p        (0.3p)        19.6p           16.5p        (4.6)p           11.9p
share (note 4)



GROUP BALANCE SHEET




At 31 December                                                                            2002              2001
                                                                                                   (as restated)
                                                                                          GBPm              GBPm

Fixed assets
Intangible assets                                                                         52.3               7.4
Tangible assets                                                                          780.7             726.0
Investments                                                                               67.4              65.2
                                                                                        ------           -------
                                                                                         900.4             798.6
                                                                                          ====             =====
Current assets
Stocks                                                                                    74.4              69.4
Debtors (including amounts falling due after more than one year)                         731.5             654.7
Investments                                                                               24.0               6.3
Cash and deposits                                                                         83.2             117.6
                                                                                       -------            ------
                                                                                         913.1             848.0
                                                                                          ====              ====
Creditors (amounts falling due within one year)
Loan capital and borrowings                                                             (38.8)             (7.9)
Other                                                                                  (403.5)           (363.7)
                                                                                      --------          --------
                                                                                       (442.3)           (371.6)
Net current assets                                                                       470.8             476.4
                                                                                        ------          --------
Total assets less current liabilities                                                  1,371.2           1,275.0
Creditors (amounts falling due after more than one year)
Loan capital and borrowings                                                            (467.5)           (364.1)
Other including provisions                                                             (135.0)           (167.0)
                                                                                     ---------         ---------
                                                                                         768.7             743.9
                                                                                         =====             =====
Capital and reserves
Called up share capital                                                                  104.8             104.6
Share premium account                                                                     13.6               8.5
Other reserves                                                                           630.2             615.6
                                                                                       -------           -------
Shareholders' funds                                                                      748.6             728.7
Equity interests                                                                         522.0             504.3
Non-equity interests                                                                     226.6             224.4
Equity minority interests                                                                 20.1              15.2
                                                                                       -------          --------
                                                                                         768.7             743.9
                                                                                          ====             =====




GROUP CASH FLOW STATEMENT

For the year ended 31 December                                                            2002           2001
                                                                                          GBPm           GBPm
Net cash inflow from operating activities (note 5)                                       107.3          266.4
Distributions from joint ventures and associated undertakings                                -            2.4
Returns on investment and servicing of finance
Interest received                                                                          8.2            7.5
Interest paid                                                                           (31.3)         (49.2)
Dividends paid to preference shareholders and minorities                                (20.9)         (21.8)
                                                                                        (44.0)         (63.5)
Tax paid                                                                                (27.1)         (15.4)
Capital expenditure and financial investment
Purchase of investments                                                                 (13.7)         (12.0)
Purchase of tangible fixed assets                                                      (117.9)        (103.3)
Sale of fixed assets and assets held for disposal                                         34.8           64.3
                                                                                        (96.8)         (51.0)
Acquisitions and disposals
Purchase of subsidiaries                                                                (38.7)              -
Net cash acquired                                                                          3.4              -
Investments in joint ventures and associates                                             (8.5)          (2.4)
Sale of businesses and investments                                                         5.1            3.8
                                                                                        (38.7)            1.4
Ordinary dividends paid                                                                 (75.8)         (72.2)
                                                                                      --------        -------
Cash (outflow) inflow before use of liquid resources and financing                     (175.1)           68.1

Management of liquid resources                                                          (18.8)            5.4
Financing
Issue of ordinary share capital                                                            5.2              -
Changes in debt and lease financing
Net increase (decrease) in loans and borrowings                                          160.2        (116.5)
Capital element of finance lease rental payments                                         (0.5)          (0.8)
                                                                                       -------        -------
Decrease in cash (note 6)                                                               (29.0)         (43.8)
                                                                                         =====          =====



GROUP RECOGNISED GAINS AND LOSSES



For the year ended 31 December                                                            2002                 2001

                                                                                                      (as restated)
                                                                                          GBPm                 GBPm
Profit for the financial year                                                            136.7                 91.1
Currency translation differences on foreign currency net investments                    (26.5)                  2.0
Tax on exchange adjustments offset in reserves                                           (0.5)                (3.2)
                                                                                        ------              -------
Total recognised gains and losses for the year                                           109.7                 89.9
Prior year adjustment
- deferred tax asset                                                                     144.5
                                                                                      --------
Total recognised gains and losses since last annual report                               254.2
                                                                                         =====



MOVEMENTS IN SHAREHOLDERS' FUNDS


For the year ended 31 December                                                            2002                 2001

                                                                                                      (as restated)
                                                                                         GBPm                 GBPm
Profit for the financial year                                                            136.7                 91.1
Dividends payable excluding provision for redemption premium                            (97.0)               (93.3)
                                                                                        ------            ---------
Retained profit (loss) for the year                                                       39.7                (2.2)
Other recognised gains and losses (net)                                                 (27.0)                (1.2)
New share capital subscribed                                                               5.3                    -
Goodwill realised on disposals                                                             2.6                    -
Amounts deducted in respect of shares issued to the QUEST                                (0.7)                    -
                                                                                     ---------             --------
Net movement in shareholders' funds                                                       19.9                (3.4)
Opening shareholders' funds as previously stated                                         584.2                556.3
Prior year adjustment
- deferred tax asset                                                                     144.5                175.8
                                                                                      --------             --------
Opening shareholders' funds as restated                                                  728.7                732.1
                                                                                       -------             --------
Closing shareholders' funds                                                              748.6                728.7
                                                                                         =====                =====



NOTES TO THE ACCOUNTS:

1.Geographical analysis of continuing operations, before exceptional items:

                                                               Turnover by origin    Operating profit by origin
                                                              2002           2001           2002           2001
                                                              GBPm           GBPm           GBPm           GBPm
United Kingdom                                               576.9          529.4          100.3           95.0
North America                                                673.1          710.2           94.0           95.6
Rest of the World                                            152.9          127.3           19.3           19.1
                                                          --------      ---------      ---------       --------
Continuing operations                                      1,402.9        1,366.9          213.6          209.7
                                                             =====          =====           ====           ====



2. Exceptional and non-operating items:

                                                                                          2002           2001
                                                                                          GBPm           GBPm
Exceptional items:
Impairment of information systems at Deluxe Video                                            -         (28.6)
Restructuring charge at Deluxe Video Europe                                                  -          (8.9)
Impairment of DVD assets within Deluxe                                                   (6.2)              -
                                                                                        ------        -------
                                                                                         (6.2)         (37.5)
Exceptional item within joint venture interest                                           (2.0)              -
                                                                                        ------        -------
                                                                                         (8.2)         (37.5)
                                                                                          ====           ====
Non-operating items:
Net profit on disposal of fixed assets                                                       -           12.3
Net loss on disposal of continuing operations                                            (0.8)          (0.7)
Net loss on disposal of discontinued operations                                              -          (1.1)
Net loss on disposal of fixed assets in discontinued joint venture
                                                                                         (1.0)          (0.6)
Profit on disposal of interest in discontinued joint venture                               7.7              -
                                                                                       -------       --------
                                                                                           5.9            9.9
                                                                                          ====           ====


 3. The Group has implemented FRS 19 "Deferred Tax" during 2002. FRS 19 requires deferred tax to be accounted for on a full provision basis rather than a partial provision basis as in 2001 and earlier years. This change in accounting policy has been accounted for as a prior period adjustment and accordingly the results reported for 2001 have been restated. The effect of implementing FRS 19 is shown below:

                                                                                              2002           2001
                                                                                              GBPm           GBPm
    Profit after tax (before exceptional items)
    As previously stated                                                                     168.7          155.8
    Deferred tax charge                                                                     (28.2)         (35.2)
                                                                                            ------       --------
    As restated for FRS 19                                                                   140.5          120.6
                                                                                           -------        -------
    Basic earnings per share (before exceptional items)
    As previously stated                                                                     24.7p          22.5p
    As restated for FRS 19                                                                   19.9p          16.5p
    Effective tax rate
    As previously stated                                                                     15.6%          17.0%
    As restated for FRS 19                                                                   30.3%          36.4%


    The following deferred tax asset has been recognised in the balance sheet in debtors. This asset primarily represents US tax losses and depreciable assets which are expected to be utilised against future profits.


                                                                                             2002               2001
                                                                                             GBPm               GBPm
    Deferred tax asset                                                                      105.9              144.5
    The tax charge before exceptional items may be analysed as follows:
                                                                                             2002               2001

                                                                                                       (as restated)
                                                                                             GBPm               GBPm
    Rank subsidiaries                                                                        58.4               66.6
    Associates and joint ventures                                                             1.4                0.9
                                                                                            -----             ------
                                                                                             59.8               67.5
                                                                                             ====               ====

 4. The weighted average number of ordinary shares used in the calculation of basic earnings per share is 589.2m (2001 - 590.7m). Diluted earnings per share is calculated using 592.4m ordinary shares (2001 - 590.7m). The number of ordinary shares as at 31 December 2002 was 594.1m.


 5. Reconciliation of operating profit to cash flow from operating activities:



                                                                                              2002           2001
                                                                                              GBPm           GBPm
    Operating profit                                                                         213.4          172.2
    Exceptional costs charged                                                                  6.2           37.5
                                                                                           -------       --------
                                                                                             219.6          209.7
    Cash payments in respect of exceptional costs and provisions                            (15.8)         (27.4)
    Depreciation and amortisation                                                             80.6           81.1
    Decrease in working capital                                                             (38.1)         (23.6)
    Contract advance payments, net of repayments                                           (135.0)           33.0
    Other items                                                                              (4.0)          (6.4)
                                                                                           -------         ------
    Net cash inflow from operating activities                                                107.3          266.4
                                                                                             =====           ====




 6. Reconciliation to net debt:


                                                                                          2002           2001
                                                                                          GBPm           GBPm
Decrease in cash                                                                        (29.0)         (43.8)
(Increase) decrease in debt and lease financing                                        (159.7)          117.3
Movement in liquid resources                                                              18.8          (5.4)
                                                                                      --------        -------
(Increase) decrease in net debt from cash flows                                        (180.8)           68.1
New finance leases                                                                           -          (1.4)
Borrowings and lease obligations acquired with subsidiaries                             (10.9)              -
Gain on repayment of fixed rate debt                                                       1.0            7.7
Currency translation adjustment                                                           28.8          (2.6)
                                                                                      --------       --------
                                                                                       (151.0)           71.8
Net debt at 1 January                                                                  (248.1)        (319.9)
Net debt at 31 December                                                                (399.1)        (248.1)
                                                                                         =====          =====

Exhibit No. 2

                                THE RANK GROUP PLC

              The Rank Group Employee Benefit Trust ("the Trust")


The Trustee of the Trust, established under a Trust Deed dated 4 October 1996, on 28 February 2003 agreed to transfer 1,649,642 ordinary shares in The Rank Group Plc ("Rank") to certain individuals participating in the Rank Group 2000 Long Term Incentive Plan ("the Plan") and sold a further 995,439 ordinary shares in Rank to meet certain withholding tax and liabilities arising out of such transfer.

On 28 February 2003 the Trust also acquired 1,000,000 ordinary shares in Rank for 234.75 pence per share in order to meet part of anticipated future requirements for all participating employees under the Plan.

As the Trust is a discretionary trust, all executive directors of Rank are deemed to be interested in the shares held by the Trust. We therefore advise you that the executive directors of the Company being members of the class of potential beneficiaries, are now interested in a total 2,252,076 ordinary shares of 10 pence each in the Company held by the Trustee.


                                    - ends -

Enquiries

The Rank Group Plc
Charles Cormick, Company Secretary
Clare Duffill, Assistant Company Secretary
020 7706 1111



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  3 March 2003

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary